Exhibit 2.2

Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

WY Secretary of State
FILED: 12/09/2021 12:10 PM
Original ID: 2018-000799660
Amendment ID: 2021-003503441

Profit Corporation
Articles of Amendment

1. Corporation name:
(Name must match exactly to the Secretary of State's records.)

Bell Rose Capital Inc.

2. Article number(s) 10 is amended as follows:
See checklist below for article number information.

5,000,000,000 common shares and only 20,000,000 preferred shares authorized in total both with a par value of $0.001

The preferred shares will have the following designation:

A) Can vote on an as-converted basis
B) Can convert into common shares based on a 1:500 ratio (1 preferred share converts into 500 common shares) that can never be adjusted
C) Are not subject to dilution
D) Not subject to any adverse effects as a result of any reverse splits
E) Holders that are non-directors can only convert their preferred shares into common shares so that their beneficial ownership never exceeds 9.9% of the current issued and outstanding common share count.

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

Not applicable

4. The amendment was adopted on December 7th, 2021.
(Date – mm/dd/yyyy)

RECEIVED
DEC - 7 2021
WYOMING
SECRETARY OF STATE

P-Amendment – Revised June 2021

5. Approval of the amendment: (Please check only one appropriate field to indicate the party approving the amendment.) Shares were not issued and the board of directors or incorporators have adopted the amendment. OR Shares were issued and the board of directors have adopted the amendment without shareholder approval, in compliance with W.S. 17 - 16 - 1005. OR Shares were issued and the board of directors have adopted the amendment with shareholder X approval, in compliance with W.S. 17 - 16 - 1003. Print Name: Title: Chairman of the Board Contact Person: Date: 12/07/2021 (mmlddlyyyy) Carlos Salgado Daytime Phone Number: 909 - 662 - 6973 Email: salgadofamilytruckinginc@gmail.com (An email address is required. Email(s) provided will receive important reminders, notices and filing evidence.) Checklist Filing Fee: $60.00 Make check or money order payable to Wyoming Secretary of State. Processing time is up to 15 business days following the date of receipt in our office. *Refer to original articles of incorporation to determine the specific article number being amended or use the next number in sequence if you are adding an article. Article number(s) is not the same as the filing ID number. Please mail with payment to the address at the top of this form. This form cannot be accepted via email. Please review the form prior to submission. The Secretary of State's Office is unable to process incomplete forms. P - Amendment - Revised June 2021

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